UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2021

Decarbonization Plus Acquisition Corporation III

(Exact name of registrant as specified in its charter)

Delaware	001-40284	86-1888095
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(212) 993-0076

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one warrant	DCRCU	Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	DCRC	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DCRCW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously announced by Decarbonization Plus Acquisition Corporation III (“DCRC”), on June 15, 2021, DCRC, DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the DCRC (“Merger Sub”), and Solid Power, Inc., a Colorado corporation (“Solid Power”), entered into a business combination agreement and plan of reorganization (as amended on October 12, 2021 by the First Amendment to the Business Combination Agreement, the “Business Combination Agreement”), pursuant to which Merger Sub will be merged with and into Solid Power (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with Solid Power surviving the Merger as a wholly owned subsidiary of DCRC (the “Surviving Corporation”).

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the previously announced Proposed Transactions.

Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving DCRC and Solid Power. A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-258681) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by DCRC. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the stockholder meeting of DCRC to vote on the business combination. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to stockholders of DCRC as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Decarbonization Plus Acquisition Corporation III, 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in Solicitation

DCRC and Solid Power and their respective directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of DCRC’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DCRC, Solid Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including DCRC’s or Solid Power’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business plan and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the Registration Statement filed in connection with the business combination. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION III

Date: October 13, 2021	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

A New Breed of Battery Analyst Day October 13, 2021A New Breed of Battery Analyst Day October 13, 2021

Disclaimer Important Information for Investors and Stockholders This presentation (this “Presentation”) is being made in respect of the proposed transaction involving Decarbonization Plus Acquisition Corporation III (“DCRC”) and Solid Power, Inc. (“Solid Power”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-258681) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by DCRC. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the stockholder meeting of DCRC to vote on the business combination. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to stockholders of DCRC as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Decarbonization Plus Acquisition Corporation III, 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation DCRC and Solid Power and their respective directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of DCRC’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination. No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DCRC, Solid Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Forward –Looking Statements This presentation together with oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including DCRC’s or Solid Power’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. All forward-looking statements speak only as of the date of this Presentation. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business plan and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the Registration Statement filed in connection with the business combination. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov. 2Disclaimer Important Information for Investors and Stockholders This presentation (this “Presentation”) is being made in respect of the proposed transaction involving Decarbonization Plus Acquisition Corporation III (“DCRC”) and Solid Power, Inc. (“Solid Power”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-258681) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by DCRC. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the stockholder meeting of DCRC to vote on the business combination. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to stockholders of DCRC as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Decarbonization Plus Acquisition Corporation III, 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation DCRC and Solid Power and their respective directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of DCRC’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination. No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DCRC, Solid Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Forward –Looking Statements This presentation together with oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including DCRC’s or Solid Power’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. All forward-looking statements speak only as of the date of this Presentation. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business plan and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the Registration Statement filed in connection with the business combination. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov. 2

Disclaimer (cont’d) Use of Projections This Presentation contains projected financial information with respect to Solid Power. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” section above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither DCRC’s nor Solid Power’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or the corresponding proxy statement/prospectus. Some of the financial information and data contained in this Presentation, such as EBITDA, EBITDA Margin, and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available, and Solid Power’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. DCRC and Solid Power believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Solid Power’s financial condition and results of operations. DCRC and Solid Power believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Solid Power’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Solid Power’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. Trademarks and Trade Names Solid Power and DCRC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Solid Power or DCRC, or an endorsement or sponsorship by or of Solid Power or DCRC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Solid Power or DCRC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Industry and Market Data Although all information and opinions and or other information expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Solid Power and DCRC have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Solid Power and DCRC, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Solid Power and DCRC. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. 3

Table of Contents Robert Tichio Chairman of Decarbonization Plus Leadership in All-Solid-State Batteries Acquisition Corporation III The All-Solid-State Platform Doug Campbell Value Proposition CEO of Solid Power Josh Buettner-Garrett Technology CTO of Solid Power Derek Johnson Path to Market COO of Solid Power Doug Campbell Financials and Robert Tichio 4Table of Contents Robert Tichio Chairman of Decarbonization Plus Leadership in All-Solid-State Batteries Acquisition Corporation III The All-Solid-State Platform Doug Campbell Value Proposition CEO of Solid Power Josh Buettner-Garrett Technology CTO of Solid Power Derek Johnson Path to Market COO of Solid Power Doug Campbell Financials and Robert Tichio 4

Solid Power Leadership in All-Solid-State Batteries Robert Tichio, Chairman of Decarbonization Plus Acquisition Corporation III 5Solid Power Leadership in All-Solid-State Batteries Robert Tichio, Chairman of Decarbonization Plus Acquisition Corporation III 5

Solid Power is the Leader in All-Solid-State Batteries Developing and producing OEM-validated batteries and materials on industry standard equipment Company Highlights Key Business Highlights 1 Disruptive, Scalable Business Model Addressing ~$590bn+ Market 10 Years of R&D Founded in 2011 Proven Low-Cost Manufacturing Process at Pilot Scale 3 Years of Manufacturing Development Joint Development Agreements with Two Leading Auto OEMs Pilot Production Facility Operational Since 2019 Capital-Light Business Model 90 Employees as of September 30, 2021 World Class Team Extensive IP Portfolio and Trade Secrets $135mm Capital Infusion in May 2021 Experienced and Deep Management Team Led By BMW, Ford and Volta Leading Investors Production Line Cells Validated by Multiple OEMs and Top Tier Battery Producers Industry leader in All-Solid-State battery technology Source: Bloomberg NEF. 1. Based upon BNEF’s estimates of global electric and non-electric vehicle production in 2035. Battery opportunity assumes 70 kWh pack sizes and $85 / kWh. 6 6

Solid Power’s All-Solid-State Platform is a Revolutionary Advancement A liquid and gel-free battery cell provides unique advantages over lithium-ion and other next-gen solutions Range Battery Life Safety Next Gen Cost Solid electrolyte Non-volatile, 100% Enables next gen Lower material and 1 482 vs 266 miles enables high solid-state cathodes pack system costs temperature stability Result of energy density, Could allow for the High-energy electrode Removal of flammable safety improvements, pack removal of expensive and Potential to remove materials deliver range liquids and gels greatly improvements and ability extensively engineered expensive nickel and cobalt comparable to ICE vehicles reduces risk of battery fires to utilize Lithium-ion battery pack cooling equipment Note: Solid Power cell performance metrics are initial commercialization design targets for Lithium Metal EV Cell. 1. Comparison based on a 77 kWh lithium-ion pack with cylindrical cells (i.e. Tesla Model 3 Pack) with a system volume of 329 L. Solid Power mileage assumes a constant 329 L system volume delivering 138 kWh with a pack mass of 481 kg 7 utilizing Lithium Metal EV Cell design. 7Solid Power’s All-Solid-State Platform is a Revolutionary Advancement A liquid and gel-free battery cell provides unique advantages over lithium-ion and other next-gen solutions Range Battery Life Safety Next Gen Cost Solid electrolyte Non-volatile, 100% Enables next gen Lower material and 1 482 vs 266 miles enables high solid-state cathodes pack system costs temperature stability Result of energy density, Could allow for the High-energy electrode Removal of flammable safety improvements, pack removal of expensive and Potential to remove materials deliver range liquids and gels greatly improvements and ability extensively engineered expensive nickel and cobalt comparable to ICE vehicles reduces risk of battery fires to utilize Lithium-ion battery pack cooling equipment Note: Solid Power cell performance metrics are initial commercialization design targets for Lithium Metal EV Cell. 1. Comparison based on a 77 kWh lithium-ion pack with cylindrical cells (i.e. Tesla Model 3 Pack) with a system volume of 329 L. Solid Power mileage assumes a constant 329 L system volume delivering 138 kWh with a pack mass of 481 kg 7 utilizing Lithium Metal EV Cell design. 7

Real Results on the Path to Commercialization Rapid performance and manufacturing achievements 2 100 Ah 2022 20 Ah 2 Ah 2020 0.2 Ah 2020 2019 EV Cell Line Under Construction 1-Layer, 5 x 10 cm Cell 10-Layer, 5 x 10 cm Cell 22-Layer, 9 x 20 cm Cell Cell Production Expected in 2022 1 Independently tested by Auto OEMs, top tier battery manufacturers and material suppliers Note: Lithium Metal EV Cell pouches shown. Each cell layer refers to the number of double-sided cathodes. 1. Independent testing completed for 0.2 Ah and 2 Ah cells to date with 20 Ah independent testing pending. 2. Cell rendering shown for 100Ah cell. 8Real Results on the Path to Commercialization Rapid performance and manufacturing achievements 2 100 Ah 2022 20 Ah 2 Ah 2020 0.2 Ah 2020 2019 EV Cell Line Under Construction 1-Layer, 5 x 10 cm Cell 10-Layer, 5 x 10 cm Cell 22-Layer, 9 x 20 cm Cell Cell Production Expected in 2022 1 Independently tested by Auto OEMs, top tier battery manufacturers and material suppliers Note: Lithium Metal EV Cell pouches shown. Each cell layer refers to the number of double-sided cathodes. 1. Independent testing completed for 0.2 Ah and 2 Ah cells to date with 20 Ah independent testing pending. 2. Cell rendering shown for 100Ah cell. 8

Global EV Penetration as % of Sales The Electric Vehicle Transition is Underway When produced at scale, All-Solid-State batteries are expected to rapidly capture significant market share 1 Annual Global Passenger EV Sales EV Battery Total Addressable Market (Millions of Vehicles Sold) ($ in Billions) 50 60% 45 100% EV adoption 50% 40 $590bn TAM 35 40% 30 25 30% 2035 20 $305bn TAM 20% 15 10 10% 5 0 0% 2020 2025 2030 2035 Source: Bloomberg NEF. 1. Based upon BNEF’s estimates of global electric and non-electric vehicle production in 2035. Battery opportunity assumes 70 kWh pack sizes and $85 / kWh. 9 9Global EV Penetration as % of Sales The Electric Vehicle Transition is Underway When produced at scale, All-Solid-State batteries are expected to rapidly capture significant market share 1 Annual Global Passenger EV Sales EV Battery Total Addressable Market (Millions of Vehicles Sold) ($ in Billions) 50 60% 45 100% EV adoption 50% 40 $590bn TAM 35 40% 30 25 30% 2035 20 $305bn TAM 20% 15 10 10% 5 0 0% 2020 2025 2030 2035 Source: Bloomberg NEF. 1. Based upon BNEF’s estimates of global electric and non-electric vehicle production in 2035. Battery opportunity assumes 70 kWh pack sizes and $85 / kWh. 9 9

Automotive Partners are Committed to Electric Vehicles Will invest at least $30bn by 2025 into electrification Expanded JDAs announced in May 2021 Developing 100Ah automotive cells for qualification testing and vehicle integration via BMW and Ford 25 electrified BEV, PHEV models by 2023 … and have selected Solid Power as their platform of choice Source: Company press releases (BMW) (Ford). 10Automotive Partners are Committed to Electric Vehicles Will invest at least $30bn by 2025 into electrification Expanded JDAs announced in May 2021 Developing 100Ah automotive cells for qualification testing and vehicle integration via BMW and Ford 25 electrified BEV, PHEV models by 2023 … and have selected Solid Power as their platform of choice Source: Company press releases (BMW) (Ford). 10

Experienced Management Team Extensive history in battery science, materials and manufacturing Doug Campbell Josh Buettner-Garrett Derek Johnson Co-Founder / CEO, Chairman Chief Technology Officer Chief Operations Officer • Startup veteran with extensive experience in • Previously the Energy Storage Program Manager • Previously served as Vice President of Global defense, space and energy storage at ADA Technologies Research and Development at A123 Systems • Previous Founder, CEO and Chairman of Roccor• MS (Mechanical Engineering), • Ph.D. (Chemical and Biological Engineering), and Co-Founder of i2C Solutions Colorado State University Colorado State University • MS (Civil Engineering), University of New Mexico Steve Fuhrman Brandon Kelly Dave Jansen Chief Financial Officer VP, Engineering President • Previously served as CFO or Finance VP for Digi-• Former Senior Mechanical Engineer at MKS • Former President and CEO, Advanced Distributed Data, Picosecond Pulse Labs, Rapt Media and The Instruments Sensor Systems, Inc. Seasoned management Synergy Company experience in growth companies • Ph.D. (Mechanical Engineering / Material Science), • BS (Accounting), University of Denver Colorado State University • BS (Electrical Engineering), University of Arizona Pu Zhang Alexandra Gold Taehee Han VP, R&D VP, Operations Head of Strategic Partners • Former Director of Research at Navitas Systems• Former Project Manager at Agilent Technologies• Former R&D Manager at Nissan • Former Principal Research Scientist at • Former Production Supervisor at• Ph.D. (Energy Engineering), A123 Systems Dawn Food Products University of North Dakota • Ph.D. (Chemistry), Brown University• MBA, Duke University • BS (Chemical Engineering), University of Colorado Boulder Uday Kasavajjula Luke Anderson Sikandar Iqbal Director of Product Development Director of Automation Sr. Engineer II • Former Lithium-Ion Cell Team Lead at Enevate• Former Controls Lead and Automation Engineer • Former Manufacturing Engineer at Saft America and Principal Engineer at Johnson Controls at NFT (Nuclear Filter Technology) • Former Senior Consultant at • Ph.D. (Chemical Engineering), Tennessee • BE (Mechanical Engineering), ECO Energy Conversion Technological University Colorado School of Mines • MS (Chemical Engineering), Lehigh University • MS (Chemical Engineering), Tennessee Technological University Today’s speakers 11

Highly Experienced Post-Close Board SLDP Class 1 Erik Anderson Doug Campbell Robert Tichio CEO, Decarbonization Plus Acquisition Corp III Executive Chairman, Co-Founder / CEO Chairman of Decarbonization Plus Acquisition Corp III • CEO and Founder of WestRiver Group • Startup veteran with extensive experience in • Partner, Riverstone Holdings LLC defense, space and energy storage • Proven investment history in growing, scalable • Goldman Sachs Principal Investments Area businesses disrupting established industries • Previous Founder, CEO and Chairman of Roccor • J.P. Morgan M&A Group and Co-Founder of i2C Solutions • MS (Industrial Engineering), Stanford University • MBA, Harvard Business School • MS (Civil Engineering), University of New Mexico • BS (Industrial Engineering), Stanford University • BA, Dartmouth College SLDP Class 2 Steve Goldberg Board Seat Open Board Seat Open President, Air Access Actively searching for new addition Actively searching for new addition • Former Operating Partner, Venrock, first-tier venture firm • Multiple CEO / Board Director roles • Co-Founder, DataRunway, Inc. • Vice President at Nokia, Vice President / GM at Cylink • Ph.D., Electrical Engineering, UC Santa Barbara • MS, BS (Electrical Engineering), Washington University, St. Louis SLDP Class 3 Dave Jansen Rainer Feurer John Stephens President Member of the Board of Directors, BMW Chief Financial Officer, Retired, AT&T • Experienced hardware executive with experience • 23 year career at BMW group including various roles in Sales, • 35 years experience in accounting and finance in Venture Capital and Angel Investing Strategy, M&A and his current position as SVP of Corporate • Extensive public company experience Investments • Former President and CEO, Advanced Distributed • BSBA in Accounting, Rockhurst University Sensor Systems, Inc.• In addition to BMW, Rainer serves on the board of BMW • J.D, St. Louis University of Law Brilliance Automotive, Spotlight, HERE Technologies, FREE • BS (Electrical Engineering), University of Arizona NOW, PARK NOW, CHARGE NOW • Ph.D. (Strategic Management), Cranfield University, MBA, BS 12Highly Experienced Post-Close Board SLDP Class 1 Erik Anderson Doug Campbell Robert Tichio CEO, Decarbonization Plus Acquisition Corp III Executive Chairman, Co-Founder / CEO Chairman of Decarbonization Plus Acquisition Corp III • CEO and Founder of WestRiver Group • Startup veteran with extensive experience in • Partner, Riverstone Holdings LLC defense, space and energy storage • Proven investment history in growing, scalable • Goldman Sachs Principal Investments Area businesses disrupting established industries • Previous Founder, CEO and Chairman of Roccor • J.P. Morgan M&A Group and Co-Founder of i2C Solutions • MS (Industrial Engineering), Stanford University • MBA, Harvard Business School • MS (Civil Engineering), University of New Mexico • BS (Industrial Engineering), Stanford University • BA, Dartmouth College SLDP Class 2 Steve Goldberg Board Seat Open Board Seat Open President, Air Access Actively searching for new addition Actively searching for new addition • Former Operating Partner, Venrock, first-tier venture firm • Multiple CEO / Board Director roles • Co-Founder, DataRunway, Inc. • Vice President at Nokia, Vice President / GM at Cylink • Ph.D., Electrical Engineering, UC Santa Barbara • MS, BS (Electrical Engineering), Washington University, St. Louis SLDP Class 3 Dave Jansen Rainer Feurer John Stephens President Member of the Board of Directors, BMW Chief Financial Officer, Retired, AT&T • Experienced hardware executive with experience • 23 year career at BMW group including various roles in Sales, • 35 years experience in accounting and finance in Venture Capital and Angel Investing Strategy, M&A and his current position as SVP of Corporate • Extensive public company experience Investments • Former President and CEO, Advanced Distributed • BSBA in Accounting, Rockhurst University Sensor Systems, Inc.• In addition to BMW, Rainer serves on the board of BMW • J.D, St. Louis University of Law Brilliance Automotive, Spotlight, HERE Technologies, FREE • BS (Electrical Engineering), University of Arizona NOW, PARK NOW, CHARGE NOW • Ph.D. (Strategic Management), Cranfield University, MBA, BS 12

The Solid Power All-Solid-State Platform Value Proposition Doug Campbell, CEO of Solid Power 13The Solid Power All-Solid-State Platform Value Proposition Doug Campbell, CEO of Solid Power 13

Key Challenges of Current Lithium-Ion Technology 1 2 3 4 Limited 2 Cells Must Be Kept Cool Elevated Safety Risk Expensive Pack Systems Drive Range On average, current EV Liquid electrolyte used in Complex battery packs Lithium-ion battery technology does not batteries are estimated to traditional lithium-ion represent the single most provide enough energy last 8 years, almost 4 years battery cells is the enabler expensive part of an 3 density to support shorter than the car of thermal runaway and electric vehicle 1 extended drives before lifespan fire risk requiring recharging 1. Company estimate. 2. Image source: Cherokee County Fire Department. 3. Bloomberg. The battery pack is the single most expensive part of an electric vehicle, accounting for about 30 percent of the total cost to consumers.” 14 14Key Challenges of Current Lithium-Ion Technology 1 2 3 4 Limited 2 Cells Must Be Kept Cool Elevated Safety Risk Expensive Pack Systems Drive Range On average, current EV Liquid electrolyte used in Complex battery packs Lithium-ion battery technology does not batteries are estimated to traditional lithium-ion represent the single most provide enough energy last 8 years, almost 4 years battery cells is the enabler expensive part of an 3 density to support shorter than the car of thermal runaway and electric vehicle 1 extended drives before lifespan fire risk requiring recharging 1. Company estimate. 2. Image source: Cherokee County Fire Department. 3. Bloomberg. The battery pack is the single most expensive part of an electric vehicle, accounting for about 30 percent of the total cost to consumers.” 14 14

The All-Solid-State Value Proposition Step function improvements over lithium-ion projected in essential areas Significant Improvements From All-Solid-State Chemistry Solid Power Expects to Deliver Significant Savings Key improvements over lithium-ion 1 2 Vehicle Range Calendar Life 15-35% Traditional 482 miles 2 >2x ( Li-ion: 8 years ) Cost Advantage Pack ( ↑ 80% ) Li-Ion Pack Safety Cost Not-volatile due to Simplified and lower Simplified manufacturing process 1 removal of all liquid cost packs and gels Expected elimination of pack cooling due to improved calendar life 2 Reduction in pack protection and mass 3 Cycle Life Charge Rate <20 minutes Reduced vehicle warranty costs 1,000+ cycles 4 ( 10 → 90% charge ) ( 369,000 miles ) Increased vehicle design flexibility 5 Rapid mass market adoption expected as cost parity achieved Initial demand driven by premium vehicles Source: Solid Power cell performance metrics are initial commercialization design targets for Lithium Metal EV Cell. 1. Comparison based on a 77 kWh lithium-ion pack with cylindrical cells (i.e., Tesla Model 3 Pack) with a system volume of 329 L. Solid Power mileage assumes a constant 329 L system volume delivering 138 kWh with a pack mass of 481 kg, utilizing Lithium Metal EV Cell design. 2. Solid Power estimates. 15 15The All-Solid-State Value Proposition Step function improvements over lithium-ion projected in essential areas Significant Improvements From All-Solid-State Chemistry Solid Power Expects to Deliver Significant Savings Key improvements over lithium-ion 1 2 Vehicle Range Calendar Life 15-35% Traditional 482 miles 2 >2x ( Li-ion: 8 years ) Cost Advantage Pack ( ↑ 80% ) Li-Ion Pack Safety Cost Not-volatile due to Simplified and lower Simplified manufacturing process 1 removal of all liquid cost packs and gels Expected elimination of pack cooling due to improved calendar life 2 Reduction in pack protection and mass 3 Cycle Life Charge Rate <20 minutes Reduced vehicle warranty costs 1,000+ cycles 4 ( 10 → 90% charge ) ( 369,000 miles ) Increased vehicle design flexibility 5 Rapid mass market adoption expected as cost parity achieved Initial demand driven by premium vehicles Source: Solid Power cell performance metrics are initial commercialization design targets for Lithium Metal EV Cell. 1. Comparison based on a 77 kWh lithium-ion pack with cylindrical cells (i.e., Tesla Model 3 Pack) with a system volume of 329 L. Solid Power mileage assumes a constant 329 L system volume delivering 138 kWh with a pack mass of 481 kg, utilizing Lithium Metal EV Cell design. 2. Solid Power estimates. 15 15

All-Solid-State vs. Lithium-Ion vs. Hybrid Solutions All-Solid-State expected to deliver significant benefits over current and other emerging solutions Traditional 1 2 Lithium-Ion Hybrid (Liquid + Solid) All-Solid-State High Energy X Superior Safety X X Long Calendar Life X ? Low Cost ? ? All-Solid-State also enables future low-cost, high-energy cathodes not suitable in liquid or liquid/gel systems 1. Company estimates based on today's commercially available cells. 2. Company estimates based on hybrid cell developments. 16All-Solid-State vs. Lithium-Ion vs. Hybrid Solutions All-Solid-State expected to deliver significant benefits over current and other emerging solutions Traditional 1 2 Lithium-Ion Hybrid (Liquid + Solid) All-Solid-State High Energy X Superior Safety X X Long Calendar Life X ? Low Cost ? ? All-Solid-State also enables future low-cost, high-energy cathodes not suitable in liquid or liquid/gel systems 1. Company estimates based on today's commercially available cells. 2. Company estimates based on hybrid cell developments. 16

This is Solid Power The Solid Power Value Proposition Click Anywhere to Play 17This is Solid Power The Solid Power Value Proposition Click Anywhere to Play 17

Solid Power Cells Can Provide More Energy Solid Power Solid Power Silicon 1200 Lithium Metal EV Cell EV Cell Performance Improvement 1000 800 600 Solid Power Conversion NCA90 Reaction EV Cell NMC (811) NMC (811) Ultra-Low Cost 400 Li-Ion 200 0 0 100 200 300 400 500 600 WH / Kg Lighter Weight Source: Bloomberg NEF and Solid Power. Note: The NMC (811) references in the graphic are for two different cell formats. The slightly lower volumetric energy density is for a pouch format and the slightly higher for a prismatic format (presumably stacked). NCA90 is in a cylindrical cell. All are based on real world energy densities. Solid Power cell performance metrics are initial commercialization design targets. 18 Smaller Size WH / LSolid Power Cells Can Provide More Energy Solid Power Solid Power Silicon 1200 Lithium Metal EV Cell EV Cell Performance Improvement 1000 800 600 Solid Power Conversion NCA90 Reaction EV Cell NMC (811) NMC (811) Ultra-Low Cost 400 Li-Ion 200 0 0 100 200 300 400 500 600 WH / Kg Lighter Weight Source: Bloomberg NEF and Solid Power. Note: The NMC (811) references in the graphic are for two different cell formats. The slightly lower volumetric energy density is for a pouch format and the slightly higher for a prismatic format (presumably stacked). NCA90 is in a cylindrical cell. All are based on real world energy densities. Solid Power cell performance metrics are initial commercialization design targets. 18 Smaller Size WH / L

Solid Power Cells Have Shown Superior Safety 1 Solid Power 2Ah High-Content Silicon Commercial 18650 NMC cell C L I C K H E R E T O V I E W V I D E O 2 Nail Penetration – Failed Test Description Result Test Description Result § Passed Nail Penetration Cells at 100% state-of-charge (SOC) External Short § Cells at 100% SOC Passed § Nail Penetration Failed due to fire and flame Failed Circuit § Cells at 100% SOC Overcharge Passed § Charged to 200% SOC at 1C charge rate § No hazard. No venting or loss of material § Failed Nail Penetration test due to fire or flame, defined as ignition and sustained combustion of flammable gas or liquid § Tests completed by independent third party Solid Power passed OEM partner-specified tests 1. Source: TIAX DOE SBIR Phase II Project. 2. Post-test images show cells at 80%, 90% and 100% SOC. 19Solid Power Cells Have Shown Superior Safety 1 Solid Power 2Ah High-Content Silicon Commercial 18650 NMC cell C L I C K H E R E T O V I E W V I D E O 2 Nail Penetration – Failed Test Description Result Test Description Result § Passed Nail Penetration Cells at 100% state-of-charge (SOC) External Short § Cells at 100% SOC Passed § Nail Penetration Failed due to fire and flame Failed Circuit § Cells at 100% SOC Overcharge Passed § Charged to 200% SOC at 1C charge rate § No hazard. No venting or loss of material § Failed Nail Penetration test due to fire or flame, defined as ignition and sustained combustion of flammable gas or liquid § Tests completed by independent third party Solid Power passed OEM partner-specified tests 1. Source: TIAX DOE SBIR Phase II Project. 2. Post-test images show cells at 80%, 90% and 100% SOC. 19

All-Solid-State Enables Further Cost Savings at the Pack-Level 1 Virtual Teardown of a Notional EV Battery Pack EV Battery Pack Cost Proportions Aluminum Crash Battery Housing Cover 17% Structure Junction Box (aluminum sheet) Housing Tray 6% 3% Battery Frame 5% Thermal Management 60% System 9% No cooling required, likely just heating Lower Protection Cover Cells Thermal Management System (TMS) Less pack protection required Battery Management System (BMS) Cell Module Cabling and Wiring Battery Other Components Management Assembly Controller Safer and higher density All-Solid-State is expected to yield significant benefits at the pack-level 1. Cairn ERA. 20 20All-Solid-State Enables Further Cost Savings at the Pack-Level 1 Virtual Teardown of a Notional EV Battery Pack EV Battery Pack Cost Proportions Aluminum Crash Battery Housing Cover 17% Structure Junction Box (aluminum sheet) Housing Tray 6% 3% Battery Frame 5% Thermal Management 60% System 9% No cooling required, likely just heating Lower Protection Cover Cells Thermal Management System (TMS) Less pack protection required Battery Management System (BMS) Cell Module Cabling and Wiring Battery Other Components Management Assembly Controller Safer and higher density All-Solid-State is expected to yield significant benefits at the pack-level 1. Cairn ERA. 20 20

Solid Power All-Solid-State Battery Technology is Scalable Proven manufacturing process Use of standard lithium-ion equipment de-risks and allows for smooth tech transfer 21Solid Power All-Solid-State Battery Technology is Scalable Proven manufacturing process Use of standard lithium-ion equipment de-risks and allows for smooth tech transfer 21

Path to Leadership in Electrolyte Supply and All-Solid-Sate Cell Design Unique model creates dual path to initial commercialization § Electrolyte produced to feed pilot cell line§ Internal production of prototype cells Today § Electrolyte production scaled to feed 100 Ah cell line§ Internal production of 100 Ah Silicon EV Cells 2022 § External production of 100 Ah Silicon EV Cells § Electrolyte production scaled to feed internal and 2024 commercial partner 100 Ah cell production § Internal production of 100 Ah Lithium Metal EV Cells § Endeavor to be world leader in sulfide electrolytes § External production of all EV Cells supplying all sulfide-based solid-state battery 2026+ platforms§ Continued internal R&D and prototype production 22Path to Leadership in Electrolyte Supply and All-Solid-Sate Cell Design Unique model creates dual path to initial commercialization § Electrolyte produced to feed pilot cell line§ Internal production of prototype cells Today § Electrolyte production scaled to feed 100 Ah cell line§ Internal production of 100 Ah Silicon EV Cells 2022 § External production of 100 Ah Silicon EV Cells § Electrolyte production scaled to feed internal and 2024 commercial partner 100 Ah cell production § Internal production of 100 Ah Lithium Metal EV Cells § Endeavor to be world leader in sulfide electrolytes § External production of all EV Cells supplying all sulfide-based solid-state battery 2026+ platforms§ Continued internal R&D and prototype production 22

Electrolyte Production is Capital-Light Transferring cell production to commercial partners allows Solid Power to focus on core strengths and lower capex needs 4 Capex per GWh of Production Capacity Cell Production Capacity By Manufacturer Fully Commissioned Under Construction Announced 800 2 $88.4 million Global Capacity (GWh) 660 700 ~19x more capital Fully Commissioned 676 1 intensive Under Construction 962 600 Announced 1,948 Total 3,586 500 400 257 300 226 165 168 200 61 100 1 $4.6 million 0 Electrolyte Materials Cell Manufacturing Well capitalized players have developed 3 Manufacturing cells in-house would require ~$6.5bn of additional significant scale and expertise capital to deliver on Solid Power’s 2028 production forecast Competition is expected to be fierce th 1. Assumes 80 GWh of production equivalent powder. 2. Ford and SK Innovation’s September 27 announcement of $11.4bn investment for 129 GWh production capacity. 3. Assumes $88.4 million x 80 GWh less $593 million of pro forma net cash assuming no redemptions. 4. Source: Bloomberg NEF. 23 GWh

The Industry Leaders are Pursuing a Sulfide-Based Solution Commentary Oxide Sulfide Polymer Oxid Oxid e e Sulfide Polymer § Small temperature performance §§ Conductivity an order of Highest ionic conductivity; Conductivity range requiring additional magnitude lower than sulfide comparable to liquid electrolytes heating 0 7 5 § Rigid and brittle § Compressible at room § Flexible and elastic§ Ceramics require complex and temperature Manufacturability § Easy to process hard to scale sintering § Easy to process 5 0 6§ Not practical for catholyte Thermal§ Stable up to 120 °C §§ Stable up to 500+ °C Stable up to 450 °C § May require pack-level cooling Stability 7 5 6 § Composition must be designed §§ Li Metal Does not only conduct Li ions Chemically stable but dendrite to create stable passivating which complicates Li plating prevention is a challenge Compatibility interface with Li metal 7 5 6 § Requires surface coatings and / § Moisture exposure forms H S 2 Moisture or moisture free processing§ Bare-powder concern; easily- § Use water-reactive salts § Degradation hurts performance, controlled in manufacturing Stability 7 8 0§ but no safety hazards Limited reactivity in cells Sulfides offer the best balance Representative Companies of performance and mass production Source: Solid Power estimates. 24The Industry Leaders are Pursuing a Sulfide-Based Solution Commentary Oxide Sulfide Polymer Oxid Oxid e e Sulfide Polymer § Small temperature performance §§ Conductivity an order of Highest ionic conductivity; Conductivity range requiring additional magnitude lower than sulfide comparable to liquid electrolytes heating 0 7 5 § Rigid and brittle § Compressible at room § Flexible and elastic§ Ceramics require complex and temperature Manufacturability § Easy to process hard to scale sintering § Easy to process 5 0 6§ Not practical for catholyte Thermal§ Stable up to 120 °C §§ Stable up to 500+ °C Stable up to 450 °C § May require pack-level cooling Stability 7 5 6 § Composition must be designed §§ Li Metal Does not only conduct Li ions Chemically stable but dendrite to create stable passivating which complicates Li plating prevention is a challenge Compatibility interface with Li metal 7 5 6 § Requires surface coatings and / § Moisture exposure forms H S 2 Moisture or moisture free processing§ Bare-powder concern; easily- § Use water-reactive salts § Degradation hurts performance, controlled in manufacturing Stability 7 8 0§ but no safety hazards Limited reactivity in cells Sulfides offer the best balance Representative Companies of performance and mass production Source: Solid Power estimates. 24

H S Testing Demonstration 2 Click Anywhere to Play 25H S Testing Demonstration 2 Click Anywhere to Play 25

Validation from Automotive OEM Partners Automotive OEMs recognize the importance of All-Solid-State to the future of EVs and Solid Power’s leadership Partnership History Partnership History § Relationship dating back to 2016 conducting all-solid-§ Ford participated in Solid Power’s Series A funding state battery research and development in 2018, providing plan validation and capital § Announced partnership with Solid Power to jointly § Announced investment and partnership in 2019 develop all-solid-state battery technology in 2017 to jointly develop all-solid-state batteries via Solid Power's roll-to-roll production line § Expanded partnership with Solid Power in 2021 with Series B investment and joint development § Expanded partnership with Solid Power in 2021 agreement for full-scale 100 Ah cells for testing with Series B investment and joint development and vehicle integration agreement for full-scale 100 Ah cells for testing and vehicle integration Recent JDAs represent shift from collaborative R&D to vehicle integration programs 26Validation from Automotive OEM Partners Automotive OEMs recognize the importance of All-Solid-State to the future of EVs and Solid Power’s leadership Partnership History Partnership History § Relationship dating back to 2016 conducting all-solid-§ Ford participated in Solid Power’s Series A funding state battery research and development in 2018, providing plan validation and capital § Announced partnership with Solid Power to jointly § Announced investment and partnership in 2019 develop all-solid-state battery technology in 2017 to jointly develop all-solid-state batteries via Solid Power's roll-to-roll production line § Expanded partnership with Solid Power in 2021 with Series B investment and joint development § Expanded partnership with Solid Power in 2021 agreement for full-scale 100 Ah cells for testing with Series B investment and joint development and vehicle integration agreement for full-scale 100 Ah cells for testing and vehicle integration Recent JDAs represent shift from collaborative R&D to vehicle integration programs 26

Meet Hau Thai-Tang from Ford Motor Company Chief Product Platform and Operations Officer Click Anywhere to Play 27Meet Hau Thai-Tang from Ford Motor Company Chief Product Platform and Operations Officer Click Anywhere to Play 27

Meet Frank Weber from the BMW Group Member of the Board of Management of BMW AG Click Anywhere to Play 28Meet Frank Weber from the BMW Group Member of the Board of Management of BMW AG Click Anywhere to Play 28

? … Q&A | 29? … Q&A | 29

Products and Technology Josh Buettner-Garrett, CTO of Solid Power 30Products and Technology Josh Buettner-Garrett, CTO of Solid Power 30

Two Product Groups Sulfide Solid Electrolytes Energy Dense Pouch Cells § Proprietary sulfide-based solid § Proprietary design and production electrolytes tuned for high of industry leading all-solid-state cells conductivity and lithium metal stability § Intend to utilize top tier cell § Best all-around performing solid manufacturers as licensed electrolyte materials commercialization partners § Low-cost and scalable§ Low-cost and scalable + § Capital light with attractive margins§ Third-party produced cells expected to be sold to Ford and BMW § Can be sold to entire universe and compete for other Auto OEMs of companies pursuing their own sulfide-based all-solid-state batteries Potential Customers Potential Customers Other OEMs Long-term strategy: R&D and manufacturing Long-term strategy: R&D and licensing 31

The Most Advanced Known Solid Electrolytes Only Solid Power develops and produces at pilot scale and tests in large format cells on a scalable production line Conductivity § Compatible with lithium-ion roll-to-roll manufacturing allowing for separator layers to be produced in the same manner as any cathode or anode layer Low Density Li Metal Stability § Sulfide solid electrolytes have the highest conductivity of any solid electrolyte material § Developed for stability and conductivity within each layer of the cell, while optimizing for cost and material density § Today, Solid Power produces electrolyte materials up to 100 kg/month § All precursors are common, commercial-grade materials produced in Ni-Rich Cathode very large quantities, except Li S 2 Dendrite Resistance Compatibility § Li S production capabilities are being developed in-house and via 2 partners and expected to scale along with commercialization Current R&D LiSiPSCl LLZO Material Solid Power’s current electrolyte and future R&D chemistry poised to outperform competing sulfides 32The Most Advanced Known Solid Electrolytes Only Solid Power develops and produces at pilot scale and tests in large format cells on a scalable production line Conductivity § Compatible with lithium-ion roll-to-roll manufacturing allowing for separator layers to be produced in the same manner as any cathode or anode layer Low Density Li Metal Stability § Sulfide solid electrolytes have the highest conductivity of any solid electrolyte material § Developed for stability and conductivity within each layer of the cell, while optimizing for cost and material density § Today, Solid Power produces electrolyte materials up to 100 kg/month § All precursors are common, commercial-grade materials produced in Ni-Rich Cathode very large quantities, except Li S 2 Dendrite Resistance Compatibility § Li S production capabilities are being developed in-house and via 2 partners and expected to scale along with commercialization Current R&D LiSiPSCl LLZO Material Solid Power’s current electrolyte and future R&D chemistry poised to outperform competing sulfides 32

One Flexible All-Solid-State Platform Solid Power’s solid electrolyte can accommodate existing and prospective cathode and anode materials Flexible platform allows use of alternative anode + cathode materials to suit specific performance requirements Core Technology: Solid Electrolyte Unique variants tuned as electrolyte, Silicon Based Anodes catholyte and anolyte products § High charge rates and lower temperature capability Lithium Metal Anodes § High energy Solid Anolyte High-Content Silicon Anode Solid Electrolyte Ultra-Thin Lithium Metal Solid Electrolyte Intercalation-Type Cathodes Solid Electrolyte § Industry-standard and commercially mature Cathode NMC 811 NMC 811 Solid Conversion-Type Cathodes Catholyte § Low cost and high specific energy Electrolyte advancements through R&D are expected to benefit all anode and cathode chemistries 33One Flexible All-Solid-State Platform Solid Power’s solid electrolyte can accommodate existing and prospective cathode and anode materials Flexible platform allows use of alternative anode + cathode materials to suit specific performance requirements Core Technology: Solid Electrolyte Unique variants tuned as electrolyte, Silicon Based Anodes catholyte and anolyte products § High charge rates and lower temperature capability Lithium Metal Anodes § High energy Solid Anolyte High-Content Silicon Anode Solid Electrolyte Ultra-Thin Lithium Metal Solid Electrolyte Intercalation-Type Cathodes Solid Electrolyte § Industry-standard and commercially mature Cathode NMC 811 NMC 811 Solid Conversion-Type Cathodes Catholyte § Low cost and high specific energy Electrolyte advancements through R&D are expected to benefit all anode and cathode chemistries 33

Solid Power Product Roadmap Sustaining a product roadmap with continuous performance improvements across three unique chemistries 390 Wh / kg, 930 Wh / L 1 1,000+ cycle life 440 Wh / kg, 930 Wh / L 1 <15 min charge (10 → 90%) 1 1,000+ cycle life 1 Silicon EV Cell <20 min charge (10 → 90%) Anode Current 560 Wh / kg, 785 Wh / L Collector Lithium Metal EV Cell 1 1,000+ cycle life Solid Anode High-Content Silicon Anolyte 1 <30 min charge (10 → 90%) Ultra-Thin Lithium Metal Separator Solid Electrolyte Conversion Reaction Cell Solid Electrolyte Ultra-Thin Lithium Metal Solid Cathode NMC 811 Catholyte Solid Electrolyte Solid Catholyte NMC 811 Solid Next Gen. Catholyte Cathode Current Collector Multi-product roadmap specifically geared to satisfy Auto OEM objectives of early and sustained success Note: Lithium metal anode portrayed in the fully-charged state. Solid Power cell performance metrics are initial commercialization design targets.1. Solid Power estimates. 34Solid Power Product Roadmap Sustaining a product roadmap with continuous performance improvements across three unique chemistries 390 Wh / kg, 930 Wh / L 1 1,000+ cycle life 440 Wh / kg, 930 Wh / L 1 <15 min charge (10 → 90%) 1 1,000+ cycle life 1 Silicon EV Cell <20 min charge (10 → 90%) Anode Current 560 Wh / kg, 785 Wh / L Collector Lithium Metal EV Cell 1 1,000+ cycle life Solid Anode High-Content Silicon Anolyte 1 <30 min charge (10 → 90%) Ultra-Thin Lithium Metal Separator Solid Electrolyte Conversion Reaction Cell Solid Electrolyte Ultra-Thin Lithium Metal Solid Cathode NMC 811 Catholyte Solid Electrolyte Solid Catholyte NMC 811 Solid Next Gen. Catholyte Cathode Current Collector Multi-product roadmap specifically geared to satisfy Auto OEM objectives of early and sustained success Note: Lithium metal anode portrayed in the fully-charged state. Solid Power cell performance metrics are initial commercialization design targets.1. Solid Power estimates. 34

High-Content Silicon EV Cell Data Key Highlights 1,000 cycles at 45°C Cells can surpass Cell Coin pouch commercial cycle life 120 Separator Thickness 25 micron targets Anode 50% silicon • 82% capacity retention Cathode NMC through 1,000+ cycles at Charge/ 110 C/5 (Four initial C/20 capacity check cycles) C/5 rate Discharge Rate Temperature 45°C 2 Thin, EV-relevant Areal Loading 3.15 mAh/cm separator reduces battery Voltage Range 2.5-4.1V 100 mass and cost and Liquids/Gels None increases performance • 25 micron 90 High active material concentration increases performance 2 • 3.15 mAh/cm 80 No liquids or gels increases safety • Truly all-solid chemistry 70 60 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 Cycles Source: Company data. 35 Capacity retention (%)High-Content Silicon EV Cell Data Key Highlights 1,000 cycles at 45°C Cells can surpass Cell Coin pouch commercial cycle life 120 Separator Thickness 25 micron targets Anode 50% silicon • 82% capacity retention Cathode NMC through 1,000+ cycles at Charge/ 110 C/5 (Four initial C/20 capacity check cycles) C/5 rate Discharge Rate Temperature 45°C 2 Thin, EV-relevant Areal Loading 3.15 mAh/cm separator reduces battery Voltage Range 2.5-4.1V 100 mass and cost and Liquids/Gels None increases performance • 25 micron 90 High active material concentration increases performance 2 • 3.15 mAh/cm 80 No liquids or gels increases safety • Truly all-solid chemistry 70 60 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 Cycles Source: Company data. 35 Capacity retention (%)

High-Content Silicon EV Cell Data (cont’d) Key Highlights High Specific Energy with 750 cycles Cells can pack more Cell Coin pouch energy than commercial 120 Separator Thickness 25 micron lithium-ion Anode 50% silicon • ~350 Wh/kg stack Cathode NMC 1 level specific energy Charge/ 110 C/5 (Three initial C/20 capacity check cycles) Discharge Rate High-energy cell designs Temperature 45°C 2 nearing commercial cycle Areal Loading 3.85 mAh/cm life targets Voltage Range 2.5-4.2V 100 • 80% capacity retention at Liquids/Gels None 750 cycles at C/5 rate Thin, EV-relevant 90 separator reduces battery mass and cost and increases performance • 25 micron 80 Increasing active material concentration further increases performance 70 2 • 3.85 mAh/cm No liquids or gels increases safety 60 • Truly all-solid chemistry 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 Cycles Source: Company data. 1. Does not include pouch / tabs. 36 Capacity retention (%)High-Content Silicon EV Cell Data (cont’d) Key Highlights High Specific Energy with 750 cycles Cells can pack more Cell Coin pouch energy than commercial 120 Separator Thickness 25 micron lithium-ion Anode 50% silicon • ~350 Wh/kg stack Cathode NMC 1 level specific energy Charge/ 110 C/5 (Three initial C/20 capacity check cycles) Discharge Rate High-energy cell designs Temperature 45°C 2 nearing commercial cycle Areal Loading 3.85 mAh/cm life targets Voltage Range 2.5-4.2V 100 • 80% capacity retention at Liquids/Gels None 750 cycles at C/5 rate Thin, EV-relevant 90 separator reduces battery mass and cost and increases performance • 25 micron 80 Increasing active material concentration further increases performance 70 2 • 3.85 mAh/cm No liquids or gels increases safety 60 • Truly all-solid chemistry 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 Cycles Source: Company data. 1. Does not include pouch / tabs. 36 Capacity retention (%)

High-Content Silicon EV Cell Data (cont’d) Key Highlights 1,000 cycles at Room temperature Cells can surpass Cell Coin pouch commercial cycle life 120 Separator Thickness 30 micron targets at room Anode 50% silicon temperature Cathode NMC • 82% capacity retention Charge/ 110 C/5 (3 initial C/20 capacity check cycles) through 1,000+ cycles at Discharge Rate C/5 rate Temperature Room temperature 2 • Capacity fluctuations are Areal Loading 3.10 mAh/cm temperature-driven Voltage Range 2.5-4.2V 100 Liquids/Gels None Thin, EV-relevant separator reduces battery mass and cost and 90 increases performance • 30 micron High active material 80 Still testing concentration increases performance 2 • 3.10 mAh/cm 70 No liquids or gels increases safety • Truly all-solid chemistry 60 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 Cycles Source: Company data. Source: Company data. 37 Capacity retention (%)

High-Content Silicon EV Cell Data (cont’d) Key Highlights Cycle life performance improvement at 29°C New anode composition Cell Coin pouch shows improved cycle life 120 Separator Thickness 25 micron at near room temperature Anode 50% silicon • 95% capacity retention Cathode NMC through 450 cycles at C/5 Charge/ 110 C/5 (Four initial C/20 capacity check cycles) rate Discharge Rate Temperature 29°C 2 Thin, EV-relevant Areal Loading 3.20 mAh/cm separator reduces battery Voltage Range 2.5-4.2V 100 mass and cost and Liquids/Gels None increases performance • 25 micron Still testing 90 High active material concentration increases performance 2 • 3.20 mAh/cm 80 No liquids or gels increases safety • Truly all-solid chemistry 70 60 100 200 300 400 500 600 Cycles Source: Company data. 38 Capacity retention (%)High-Content Silicon EV Cell Data (cont’d) Key Highlights Cycle life performance improvement at 29°C New anode composition Cell Coin pouch shows improved cycle life 120 Separator Thickness 25 micron at near room temperature Anode 50% silicon • 95% capacity retention Cathode NMC through 450 cycles at C/5 Charge/ 110 C/5 (Four initial C/20 capacity check cycles) rate Discharge Rate Temperature 29°C 2 Thin, EV-relevant Areal Loading 3.20 mAh/cm separator reduces battery Voltage Range 2.5-4.2V 100 mass and cost and Liquids/Gels None increases performance • 25 micron Still testing 90 High active material concentration increases performance 2 • 3.20 mAh/cm 80 No liquids or gels increases safety • Truly all-solid chemistry 70 60 100 200 300 400 500 600 Cycles Source: Company data. 38 Capacity retention (%)

High-Content Silicon EV Cell Data (cont’d) Key Highlights 29°C fast charge High-content silicon EV Cell Coin pouch cells charge quickly 150 Separator Thickness 30 micron • 2C charge every 5th cycle Anode 50% silicon 140 Cathode NMC Cells in fast charge Charge/ Two cycles at C/20, 0%-100% SOC. C/5 rate, conditions nearing th Discharge Rate 15%-95% SOC. 2C rate charge every 5 cycle. commercial cycle life Temperature 29°C 130 2 targets Areal Loading 2.60 mAh/cm • 81% capacity retention at Voltage Range 2.5-4.2V (0%-100% SOC) 120 650 cycles at C/5 rate Liquids/Gels None Thin, EV-relevant 110 separator reduces battery mass and cost and increases performance 100 • 30 micron 90 No liquids or gels increases safety • Truly all-solid chemistry 80 70 60 100 200 300 400 500 600 700 800 Cycles Source: Company data. 39 Capacity retention (%)High-Content Silicon EV Cell Data (cont’d) Key Highlights 29°C fast charge High-content silicon EV Cell Coin pouch cells charge quickly 150 Separator Thickness 30 micron • 2C charge every 5th cycle Anode 50% silicon 140 Cathode NMC Cells in fast charge Charge/ Two cycles at C/20, 0%-100% SOC. C/5 rate, conditions nearing th Discharge Rate 15%-95% SOC. 2C rate charge every 5 cycle. commercial cycle life Temperature 29°C 130 2 targets Areal Loading 2.60 mAh/cm • 81% capacity retention at Voltage Range 2.5-4.2V (0%-100% SOC) 120 650 cycles at C/5 rate Liquids/Gels None Thin, EV-relevant 110 separator reduces battery mass and cost and increases performance 100 • 30 micron 90 No liquids or gels increases safety • Truly all-solid chemistry 80 70 60 100 200 300 400 500 600 700 800 Cycles Source: Company data. 39 Capacity retention (%)

High-Content Silicon EV Cell Data (cont’d) Key Highlights Low Temperature Operations of Silicon Anode Cells Cells can perform in broad temperature range, o 30 C 30 25 20 15 10 5 0 (5) (10) including below freezing • Stable charge and discharge demonstrated Cell Coin pouch o down to -10 C o Separator • 70% of 30 C capacity 30 micron Thickness 4.0 retained with charge and o discharge at 0 C Anode 50% silicon Cathode NMC Thin, EV-relevant separator reduces battery Charge/ mass and cost and C/10, 100% depth 3.5 Discharge of discharge C/10 rate increases performance Rate • 30 micron Temperature As marked No liquids or gels increases safety 2 3.0 2.55 mAh/cm • Truly all-solid chemistry Areal Loading (30°C) Voltage 2.5-4.2V Range 2.5 None Liquids/Gels 0 50 100 150 Capacity (mAh/g ) NMC Source: Company data. 40 Cell Voltage (V)High-Content Silicon EV Cell Data (cont’d) Key Highlights Low Temperature Operations of Silicon Anode Cells Cells can perform in broad temperature range, o 30 C 30 25 20 15 10 5 0 (5) (10) including below freezing • Stable charge and discharge demonstrated Cell Coin pouch o down to -10 C o Separator • 70% of 30 C capacity 30 micron Thickness 4.0 retained with charge and o discharge at 0 C Anode 50% silicon Cathode NMC Thin, EV-relevant separator reduces battery Charge/ mass and cost and C/10, 100% depth 3.5 Discharge of discharge C/10 rate increases performance Rate • 30 micron Temperature As marked No liquids or gels increases safety 2 3.0 2.55 mAh/cm • Truly all-solid chemistry Areal Loading (30°C) Voltage 2.5-4.2V Range 2.5 None Liquids/Gels 0 50 100 150 Capacity (mAh/g ) NMC Source: Company data. 40 Cell Voltage (V)

0.2+ Ah Pouch cell data Key Highlights Production line built cells – Process iteration 1 Cells produced entirely on Process Iteration 1 Solid Power's roll-to-roll 120 Cell 270 mAh Pouch cell pilot production line show Separator Thickness 30 micron promising early Anode 50% silicon performance NMC Cathode 110 • Pouch cells (5 Charge/ repetitions) with two C/5 (Four initial C/20 capacity check cycles) Discharge Rate anodes and one double- Temperature 45°C sided cathode 2 Areal Loading 2.95 mAh/cm 100 • ~85% capacity retention Voltage Range 2.5 - 4.1V through first 400 cycles Liquids/Gels None at C/5 rate 90 80 Still testing 70 60 100 200 300 400 500 600 Cycles Source: Company data. 41 Capacity retention (%)0.2+ Ah Pouch cell data Key Highlights Production line built cells – Process iteration 1 Cells produced entirely on Process Iteration 1 Solid Power's roll-to-roll 120 Cell 270 mAh Pouch cell pilot production line show Separator Thickness 30 micron promising early Anode 50% silicon performance NMC Cathode 110 • Pouch cells (5 Charge/ repetitions) with two C/5 (Four initial C/20 capacity check cycles) Discharge Rate anodes and one double- Temperature 45°C sided cathode 2 Areal Loading 2.95 mAh/cm 100 • ~85% capacity retention Voltage Range 2.5 - 4.1V through first 400 cycles Liquids/Gels None at C/5 rate 90 80 Still testing 70 60 100 200 300 400 500 600 Cycles Source: Company data. 41 Capacity retention (%)

0.2+ Ah Pouch cell data (cont’d) Key Highlights Production line built cells – Process iteration 2 Early roll-to-roll pilot Process Iteration 2 production process 120 Cell 265 mAh Pouch cell iterations improving cell Separator Thickness 30 micron performance Anode 50% silicon • Pouch cells (5 NMC Cathode 110 repetitions) with two Charge/ anodes and one double- C/5 (Four initial C/20 capacity check cycles) Discharge Rate sided cathode Temperature 45°C • ~95% capacity retention 2 Areal Loading 2.90 mAh/cm 100 through first 110 cycles Voltage Range 2.5 - 4.1V Liquids/Gels None 90 80 Still testing 70 60 100 200 300 400 500 600 Cycles Source: Company data. 42 Capacity retention (%)

High-Content Silicon EV Cell Data Recap Performance data demonstrates ability to meet key automotive requirements 1 2 3 4 5 Cells produced Cells can pack more Cells can surpass Cells can perform High-content silicon entirely on roll-to- energy than commercial cycle life in broad temperature EV cells charge roll pilot production commercial targets at room range, including quickly line show promising lithium-ion temperature below freezing early performance • 2C charge every 5th cycle • ~350 Wh/kg stack level • 82% capacity retention • ~85% capacity retention • Stable charge and specific energy through 1,000+ cycles at through first 400 cycles at discharge demonstrated C/5 rate C/5 rate o down to -10 C • Made possible by a thin, o 25 micron separator• 70% of 30 C capacity retained with charge and o discharge at 0 C Improving performance while working to match characteristics in multi -Ah, roll-to-roll pilot production line-produced cells Source: Company data. 1. Does not include pouch / tabs. 43High-Content Silicon EV Cell Data Recap Performance data demonstrates ability to meet key automotive requirements 1 2 3 4 5 Cells produced Cells can pack more Cells can surpass Cells can perform High-content silicon entirely on roll-to- energy than commercial cycle life in broad temperature EV cells charge roll pilot production commercial targets at room range, including quickly line show promising lithium-ion temperature below freezing early performance • 2C charge every 5th cycle • ~350 Wh/kg stack level • 82% capacity retention • ~85% capacity retention • Stable charge and specific energy through 1,000+ cycles at through first 400 cycles at discharge demonstrated C/5 rate C/5 rate o down to -10 C • Made possible by a thin, o 25 micron separator• 70% of 30 C capacity retained with charge and o discharge at 0 C Improving performance while working to match characteristics in multi -Ah, roll-to-roll pilot production line-produced cells Source: Company data. 1. Does not include pouch / tabs. 43

Silicon EV Cell Development Roadmap Improvements in cell-level energy achieved through well-defined cell design optimization plan A-Sample Target B-Sample Target Prototype 1 320 Wh / kg, 740 Wh / L 340 Wh / kg, 770 Wh / L 390 Wh / kg, 930 Wh / L Anode Current Collector Pouch Energy Density Pouch Energy Density Pouch Energy Density High-Content Silicon Anode 2C 3C 3C+ Room temperature Room temperature Room temperature Solid Electrolyte 2 2 2 max charge rate max charge rate max charge rate Key Design Optimizations Key Design Optimizations (Prototype to 100 Ah) (100 Ah to Optimized) Cathode NMC811 2 § Increase footprint and number of layers§ Increase mAh / cm § Decrease stack pressure requirement§ Decrease separator thickness § Match small pouch cell performance on higher § Increase cathode specific capacity throughput 100 Ah cell pilot line § Minimize resistance within layers Cathode Current Collector Today 2022 / 2023 2023 / 2024 Note: All energy densities based on volumes of fully-charged cells. 1. Projected to 100 Ah cell based on cell stack-level values 340 Wh / kg and 900 Wh / L. 2. 10 → 90% SOC. See here for additional information. 44Silicon EV Cell Development Roadmap Improvements in cell-level energy achieved through well-defined cell design optimization plan A-Sample Target B-Sample Target Prototype 1 320 Wh / kg, 740 Wh / L 340 Wh / kg, 770 Wh / L 390 Wh / kg, 930 Wh / L Anode Current Collector Pouch Energy Density Pouch Energy Density Pouch Energy Density High-Content Silicon Anode 2C 3C 3C+ Room temperature Room temperature Room temperature Solid Electrolyte 2 2 2 max charge rate max charge rate max charge rate Key Design Optimizations Key Design Optimizations (Prototype to 100 Ah) (100 Ah to Optimized) Cathode NMC811 2 § Increase footprint and number of layers§ Increase mAh / cm § Decrease stack pressure requirement§ Decrease separator thickness § Match small pouch cell performance on higher § Increase cathode specific capacity throughput 100 Ah cell pilot line § Minimize resistance within layers Cathode Current Collector Today 2022 / 2023 2023 / 2024 Note: All energy densities based on volumes of fully-charged cells. 1. Projected to 100 Ah cell based on cell stack-level values 340 Wh / kg and 900 Wh / L. 2. 10 → 90% SOC. See here for additional information. 44

Lithium Metal EV Cell Development Roadmap Improvements in cell-level energy achieved through well-defined cell design optimization plan 1 A-Sample Target B-Sample Target Prototype 320 Wh / kg, 550 Wh / L 360 Wh / kg, 760 Wh / L 440 Wh / kg, 930 Wh / L Anode Current Pouch Energy Density Pouch Energy Density Pouch Energy Density Collector Ultra-Thin Lithium Metal Anode C/10 1C 2C+ Room temperature Room temperature Room temperature 1 1 1 max charge rate max charge rate max charge rate Solid Electrolyte Key Design Optimizations Key Design Optimizations (Prototype to 100 Ah) (100 Ah to Optimized) Cathode NMC811 2 § Increase footprint and number of layers§ Increase mAh / cm § Minimize resistance within layers § Decrease separator thickness § Improve charge rate capability at low temperatures § Increase cathode specific capacity § Decrease separator thickness Cathode Current § Decrease stack pressure requirement Collector § Increase cathode specific capacity Today 2024 / 2025 2025 / 2026 Note: All energy densities based on volumes of fully-charged cells. 1. 10 → 90% SOC. See here for additional information. 45Lithium Metal EV Cell Development Roadmap Improvements in cell-level energy achieved through well-defined cell design optimization plan 1 A-Sample Target B-Sample Target Prototype 320 Wh / kg, 550 Wh / L 360 Wh / kg, 760 Wh / L 440 Wh / kg, 930 Wh / L Anode Current Pouch Energy Density Pouch Energy Density Pouch Energy Density Collector Ultra-Thin Lithium Metal Anode C/10 1C 2C+ Room temperature Room temperature Room temperature 1 1 1 max charge rate max charge rate max charge rate Solid Electrolyte Key Design Optimizations Key Design Optimizations (Prototype to 100 Ah) (100 Ah to Optimized) Cathode NMC811 2 § Increase footprint and number of layers§ Increase mAh / cm § Minimize resistance within layers § Decrease separator thickness § Improve charge rate capability at low temperatures § Increase cathode specific capacity § Decrease separator thickness Cathode Current § Decrease stack pressure requirement Collector § Increase cathode specific capacity Today 2024 / 2025 2025 / 2026 Note: All energy densities based on volumes of fully-charged cells. 1. 10 → 90% SOC. See here for additional information. 45

Meet Solid Power’s R&D Team Key Players Developing Solid Power’s Technology Click Anywhere to Play | 46Meet Solid Power’s R&D Team Key Players Developing Solid Power’s Technology Click Anywhere to Play | 46

The Future of Cathode Technology Enabled by All-Solid-State Low-cost, high-energy cathodes of tomorrow are unique to all-solid technology § Current NMC cathode active materials account for ~58% of the total cell bill of materials due to cost of nickel and cobalt § Future pyrite cathode technology in development aimed at removing nickel and cobalt completely § Materials for the next generation cathode expected to cost $3/kWh, approximately 90% lower than cathodes typically used in long-range 1 vehicle battery packs § To receive up to $12.5 million to develop via IARPA All-Solid-State platform drives opportunities to lower cost by utilizing materials unsuitable in liquid -based systems Source: Company estimates. 1. Source: Bloomberg NEF. 47The Future of Cathode Technology Enabled by All-Solid-State Low-cost, high-energy cathodes of tomorrow are unique to all-solid technology § Current NMC cathode active materials account for ~58% of the total cell bill of materials due to cost of nickel and cobalt § Future pyrite cathode technology in development aimed at removing nickel and cobalt completely § Materials for the next generation cathode expected to cost $3/kWh, approximately 90% lower than cathodes typically used in long-range 1 vehicle battery packs § To receive up to $12.5 million to develop via IARPA All-Solid-State platform drives opportunities to lower cost by utilizing materials unsuitable in liquid -based systems Source: Company estimates. 1. Source: Bloomberg NEF. 47

? … Q&A 48? … Q&A 48

Path to Market Derek Johnson, COO at Solid Power 49Path to Market Derek Johnson, COO at Solid Power 49

Uniquely Positioned for Rapid Development and Scaleup Solid Power is focused across the core value chain Key Sulfide-Based All-Solid-State Developers Electrolyte Precursor Production Electrolyte Development Electrolyte Production Cell Development Prototype Cell Production Constant technology development feedback loop allows for more rapid and intelligent iteration 50 50 Key Development AreasUniquely Positioned for Rapid Development and Scaleup Solid Power is focused across the core value chain Key Sulfide-Based All-Solid-State Developers Electrolyte Precursor Production Electrolyte Development Electrolyte Production Cell Development Prototype Cell Production Constant technology development feedback loop allows for more rapid and intelligent iteration 50 50 Key Development Areas

Nearly Identical Production Process to Lithium-Ion Solid Power is positioned to bring superior cells to market at scale through compatibility with lithium-ion processes Solid Power utilizes industry standard lithium- ion production processes and equipment Slurry Slot Die Drying Electrode Calendaring / Mix Coating Slitting Lamination § Substantially de-risks commercialization Lithium-ion process steps removed in § Allows for rapid technology transfer to solid-state production commercialization partners § Existing production lines can be transitioned as market demand grows (est. at 10% of cost Stamping Stacking Consolidation Packaging Filling of new plant) Weld § Minimal historical and future capex requirements to prove commercialization Existing lithium-ion production infrastructure accommodates sulfide-based solid electrolytes Pre-Formation Aging Degassing Formation Final Storage Characterization and QC De-risks commercialization and allows for rapid tech transfer to future commercialization partners Source: Adapted from Bloomberg NEF. 51 51 Electrode Conditioning Assembly manufacturingNearly Identical Production Process to Lithium-Ion Solid Power is positioned to bring superior cells to market at scale through compatibility with lithium-ion processes Solid Power utilizes industry standard lithium- ion production processes and equipment Slurry Slot Die Drying Electrode Calendaring / Mix Coating Slitting Lamination § Substantially de-risks commercialization Lithium-ion process steps removed in § Allows for rapid technology transfer to solid-state production commercialization partners § Existing production lines can be transitioned as market demand grows (est. at 10% of cost Stamping Stacking Consolidation Packaging Filling of new plant) Weld § Minimal historical and future capex requirements to prove commercialization Existing lithium-ion production infrastructure accommodates sulfide-based solid electrolytes Pre-Formation Aging Degassing Formation Final Storage Characterization and QC De-risks commercialization and allows for rapid tech transfer to future commercialization partners Source: Adapted from Bloomberg NEF. 51 51 Electrode Conditioning Assembly manufacturing

Solid Power Manufacturing Process Savings Eliminating formation cycling is crucial to the ASSB process Removal Eliminates ~29% of of 80% of capex in a typical GWh-scale < = Conditioning Li-Ion production plant steps Final storage Pre-formation Aging Degassing Formation Final storage Receiving and shipping 1% 11% 10% Materials preparation “The largest contributor to processing cost 5% during battery production is the electrolyte Electrode coating interphase formation step… Calendering Materials handling This process may take up to three weeks, Capex for Conditioning 18% Electrode slitting 29% requiring a tremendous number of cycles, GwH facility Eliminated Vacuum drying floor space and intense energy for the ~29% savings Control laboratory cyclers and environmental chambers.” from 2% conditioning Cell assembly in dry room 1% + 2% 2% Formation cycling and testing ~5% savings 2% 5% from fil l ing Oak Ridge 17% Module and pack assembly = BatPac – Argonne National Lab Filling ~34% of capex Rejected cell and scrap Eliminated savings Source: Argonne National Lab and Solid Power. 52 Conditioning ConditioningSolid Power Manufacturing Process Savings Eliminating formation cycling is crucial to the ASSB process Removal Eliminates ~29% of of 80% of capex in a typical GWh-scale < = Conditioning Li-Ion production plant steps Final storage Pre-formation Aging Degassing Formation Final storage Receiving and shipping 1% 11% 10% Materials preparation “The largest contributor to processing cost 5% during battery production is the electrolyte Electrode coating interphase formation step… Calendering Materials handling This process may take up to three weeks, Capex for Conditioning 18% Electrode slitting 29% requiring a tremendous number of cycles, GwH facility Eliminated Vacuum drying floor space and intense energy for the ~29% savings Control laboratory cyclers and environmental chambers.” from 2% conditioning Cell assembly in dry room 1% + 2% 2% Formation cycling and testing ~5% savings 2% 5% from fil l ing Oak Ridge 17% Module and pack assembly = BatPac – Argonne National Lab Filling ~34% of capex Rejected cell and scrap Eliminated savings Source: Argonne National Lab and Solid Power. 52 Conditioning Conditioning

Solid Power’s Manufacturing Process All-Solid-State Battery Production Click Anywhere to Play | 53

Defined Path to Lithium-Ion Cost Parity at Cell Level Solid Power’s All-Solid-State batteries cells - costs vs. time 100% 90% § 6.5 MWh / yr A prototype pilot line 80% § Greatest cost improvements are expected to come via supply chain § Auto A and B Sample 70% phases development, purchasing scale, and targeted vertical integration 60% - Solid Power’s high-content Silicon and Lithium Metal EV Cells § 100 MWh / yr 50% B C pre-production line are expected to be comparable in cost to lithium ion at the cell 40% B§ Auto C and D Sample level phases 30% A - Cells will share common cathode active material (NMC) and 20% manufacturing processes C§ 10 GWh / yr line 10% § Vehicle start of 0%§ With economies of scale, Solid Power’s BOM is expected to production 2021 2023 2025 2027 decrease and be dominated by cost of cathode active material Materials Labor costs Depreciation Electricity Land Transportation (similar to lithium-ion) - Cathode active material ~58% of total BOM Projected 2028 Cell Cost § As Solid Power transitions to next generation cathode active $85 / kWh materials, its $ / kW advantage over lithium-ion batteries has the potential to be a further step function improvement Pack prices expected to add a $50 further $25-$30 / kWh in 2028 - Current cathode active material: Overhead and remaining BOM ~$35 / kWh (80% Ni intercalation-type) Solid Power technology - Next Gen cathode active material: expected to lower pack costs $35 ~$3 / kWh (conversion–type) Cathode Active Materials (1) Source: Bloomberg NEF and company estimates. 1. Solid Power’s initial commercialization design targets for Lithium Metal EV Cell. 54 Cell cost breakdown (%)Defined Path to Lithium-Ion Cost Parity at Cell Level Solid Power’s All-Solid-State batteries cells - costs vs. time 100% 90% § 6.5 MWh / yr A prototype pilot line 80% § Greatest cost improvements are expected to come via supply chain § Auto A and B Sample 70% phases development, purchasing scale, and targeted vertical integration 60% - Solid Power’s high-content Silicon and Lithium Metal EV Cells § 100 MWh / yr 50% B C pre-production line are expected to be comparable in cost to lithium ion at the cell 40% B§ Auto C and D Sample level phases 30% A - Cells will share common cathode active material (NMC) and 20% manufacturing processes C§ 10 GWh / yr line 10% § Vehicle start of 0%§ With economies of scale, Solid Power’s BOM is expected to production 2021 2023 2025 2027 decrease and be dominated by cost of cathode active material Materials Labor costs Depreciation Electricity Land Transportation (similar to lithium-ion) - Cathode active material ~58% of total BOM Projected 2028 Cell Cost § As Solid Power transitions to next generation cathode active $85 / kWh materials, its $ / kW advantage over lithium-ion batteries has the potential to be a further step function improvement Pack prices expected to add a $50 further $25-$30 / kWh in 2028 - Current cathode active material: Overhead and remaining BOM ~$35 / kWh (80% Ni intercalation-type) Solid Power technology - Next Gen cathode active material: expected to lower pack costs $35 ~$3 / kWh (conversion–type) Cathode Active Materials (1) Source: Bloomberg NEF and company estimates. 1. Solid Power’s initial commercialization design targets for Lithium Metal EV Cell. 54 Cell cost breakdown (%)

Solid Power Battery Ecosystem Partnering Across the Supply Chain Innovating Where it Matters Leveraging Our Core Competencies Material Suppliers and Producers 1 S o u r c i n g a n d P r o d u c t i o n § Solid Power Electrolyte o f C e l l C o m p o n e n t M a t e r i a l s Solid Power Catholyte/ Cell Design/ Next Gen Active Electrolyte Anolyte Processing Cathode Material F u t u r e L i S P r o d u c t i o n P a r t n e r s § Electrode Design 2 § Cell Design 2 Cell Producers § Lithium Foil Lamination F u t u r e C e l l P r o d u c t i o n P a r t n e r s Ecosystem Partners§ Production Equipment Design Cathode Active Cathode Auto OEMs Anode Material Binder § Slurry Composition 3 J o i n t D e v e l o p m e n t A g r e e m e n t s § Lithium Electrolyte Interface Cooperative R&D 55Solid Power Battery Ecosystem Partnering Across the Supply Chain Innovating Where it Matters Leveraging Our Core Competencies Material Suppliers and Producers 1 S o u r c i n g a n d P r o d u c t i o n § Solid Power Electrolyte o f C e l l C o m p o n e n t M a t e r i a l s Solid Power Catholyte/ Cell Design/ Next Gen Active Electrolyte Anolyte Processing Cathode Material F u t u r e L i S P r o d u c t i o n P a r t n e r s § Electrode Design 2 § Cell Design 2 Cell Producers § Lithium Foil Lamination F u t u r e C e l l P r o d u c t i o n P a r t n e r s Ecosystem Partners§ Production Equipment Design Cathode Active Cathode Auto OEMs Anode Material Binder § Slurry Composition 3 J o i n t D e v e l o p m e n t A g r e e m e n t s § Lithium Electrolyte Interface Cooperative R&D 55

Meet Solid Power’s Alex Gold, VP of Operations Learn About Solid Power’s Partners and Supply Chain Click Anywhere to Play 56Meet Solid Power’s Alex Gold, VP of Operations Learn About Solid Power’s Partners and Supply Chain Click Anywhere to Play 56

A-D Sample Definitions Category Description Use Solid Power Cell Format Proof of concepts or functions to ensure basic requirements Pre-A Sample Proof of concept 0.2 Ah, 2 Ah and 20 Ah prototypes as a product or process Cell Concept Validation (CV) based Probe multiple designs and material combinations to test A-Sample Full Scale 100 Ah on customer requirements performance against customer requirements Full Scale 100 Ah Cell materials and design are frozen and the sample B-Sample Cell Design Validation (DV) (Module and pack testing and validation performance meets customer specifications begins) Full Scale 100 Ah Final design (B-Sample) manufactured on production tooling C-Sample Cell Process Validation (PV) (pack testing continues and vehicle and cell meets customer specifications integration for prototypes) Full cell production at rate with needed quality and process Full Scale 100 Ah D-Sample Production Validation (PV+) certifications (vehicle level testing) Full Scale 100 Ah Product Sales product Supply customer at requested volumes (full production) Note: Solid Power follows a stage gate product development approach guided by APQP (Advanced Product Quality Planning). 57A-D Sample Definitions Category Description Use Solid Power Cell Format Proof of concepts or functions to ensure basic requirements Pre-A Sample Proof of concept 0.2 Ah, 2 Ah and 20 Ah prototypes as a product or process Cell Concept Validation (CV) based Probe multiple designs and material combinations to test A-Sample Full Scale 100 Ah on customer requirements performance against customer requirements Full Scale 100 Ah Cell materials and design are frozen and the sample B-Sample Cell Design Validation (DV) (Module and pack testing and validation performance meets customer specifications begins) Full Scale 100 Ah Final design (B-Sample) manufactured on production tooling C-Sample Cell Process Validation (PV) (pack testing continues and vehicle and cell meets customer specifications integration for prototypes) Full cell production at rate with needed quality and process Full Scale 100 Ah D-Sample Production Validation (PV+) certifications (vehicle level testing) Full Scale 100 Ah Product Sales product Supply customer at requested volumes (full production) Note: Solid Power follows a stage gate product development approach guided by APQP (Advanced Product Quality Planning). 57

Pathway to Vehicle Start-of-Production (“SOP”) Sulfide-based solid electrolyte, Silicon EV Cell and Lithium Metal EV Cell development timelines Commercialization Partner Pre A-Sample A-Sample B-Sample C-Sample D-Sample 2020 2021 2022 2023 2024 2025 2026 2027 Product Sulfide-Based Solid Electrolyte Refine Product Mass Production Silicon EV Cell Cell: 2 Ah-20 Ah (proof of concept) Cell: 100 Ah (concept validation) Design Validation Vehicle SOP Execute Production Validation Build Commercialization Partner Lithium Metal EV Cell Cell: 2 Ah-20 Ah (proof of concept) Cell: 100 Ah (concept validation) Design Validation Vehicle Commercialization Partner Execute Production Validation Build SOP 58Pathway to Vehicle Start-of-Production (“SOP”) Sulfide-based solid electrolyte, Silicon EV Cell and Lithium Metal EV Cell development timelines Commercialization Partner Pre A-Sample A-Sample B-Sample C-Sample D-Sample 2020 2021 2022 2023 2024 2025 2026 2027 Product Sulfide-Based Solid Electrolyte Refine Product Mass Production Silicon EV Cell Cell: 2 Ah-20 Ah (proof of concept) Cell: 100 Ah (concept validation) Design Validation Vehicle SOP Execute Production Validation Build Commercialization Partner Lithium Metal EV Cell Cell: 2 Ah-20 Ah (proof of concept) Cell: 100 Ah (concept validation) Design Validation Vehicle Commercialization Partner Execute Production Validation Build SOP 58

Expanding Footprint is an Inflection Point Towards Commercialization Second production facility announced in September 2021 Thornton, CO facility quadruples total manufacturing footprint Greatly expands Solid Power’s capacity to produce sulfide-based solid electrolyte material for 100 Ah cells in preparation for formal automotive qualification testing in 2022 25x throughput increase to current capacity with 30 metric tons targeted annually Electrolyte production to directly feed company’s forthcoming all-solid-state EV cell pilot manufacturing line Source: Company press release. 59Expanding Footprint is an Inflection Point Towards Commercialization Second production facility announced in September 2021 Thornton, CO facility quadruples total manufacturing footprint Greatly expands Solid Power’s capacity to produce sulfide-based solid electrolyte material for 100 Ah cells in preparation for formal automotive qualification testing in 2022 25x throughput increase to current capacity with 30 metric tons targeted annually Electrolyte production to directly feed company’s forthcoming all-solid-state EV cell pilot manufacturing line Source: Company press release. 59

Solid Power’s Manufacturing Team Learn About Solid Power’s Production Scale-Up Click Anywhere to Play 60Solid Power’s Manufacturing Team Learn About Solid Power’s Production Scale-Up Click Anywhere to Play 60

Path to Market – Upcoming Milestones 1 2 20 Ah Silicon EV Cells produced via MWh production ü 2 Ah Silicon EV Cells produced via MWh production line 2021 line 3 4 5 6 2 Ah Silicon EV 20 Ah Silicon EV 100 Ah EV cell Electrolyte Cells delivered Cells delivered pilot manufacturing produced at to auto partners to auto partners line installed 2,500 kg/month 2022 8 9 10 7 Formal entrance Increase 100 Ah 100 Ah Silicon EV 100 Ah EV cell into automotive Silicon EV Cell Cells delivered to pilot manufacturing qualification with 100 Ah production to 300 automotive partners line operational Silicon EV Cell cells/week 11 12 100 Ah Silicon EV Cell concept 100 Ah Silicon EV Cell validation completed 2023 design validation begins by automotive partners 61 61

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Financials and Valuation Doug Campbell and Robert Tichio 63Financials and Valuation Doug Campbell and Robert Tichio 63

Pro Forma Equity Ownership US$ in millions, unless otherwise stated Sources and Uses Capitalization SOURCES USES SHARE PRICE $10.00 1 4 DCRC Cash In Trust $350 Rollover Equity $1,240 Pro Forma Shares Outstanding 184.3 1 PIPE Proceeds 165 Cash to Balance Sheet 595 Equity Value $1,843 Rollover Equity 1,240 Deal Expenses 40 Less: Pro Forma Net Cash (593) 2 Existing Cash and Equivalents 120 Enterprise Value $1,250 Total $1,875 Total $1,875 3,4 Pro Forma Ownership 1 DCRC Commentary Existing Solid Power Public Stockholders Shareholders 19% 67% § $350 million DCRC cash in trust + $165 million PIPE § $1.2 billion pro-forma enterprise value Founder Shares ⎼ Implied 0.7x 2028E Revenue and 2.6x 2028E EBITDA 5% § Strong balance sheet with an estimated $595 million cash upon closing of the 1 transaction PIPE Investors 5 ⎼ Fully-funded business through vehicle SOP (2026E) 9% 1. Assumes no redemption by DCRC’s public stockholders. 2. As June 30, 2021. 3. As of September 30, 2021. Comprised of 124.0 million shares owned by Solid Power Historical Rollover Stockholders (including converted Series A-1 Preferred and Series B Preferred shares), 16.5 million PIPE shares, 35.0 million DCRC shares outstanding and 8.8 million Founder Shares. DCRC shares outstanding subject to exercise of redemption rights in connection with DCRC shareholder vote. 4. Excludes public and private warrants of DCRC and unvested options of Solid Power. 5. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 64Pro Forma Equity Ownership US$ in millions, unless otherwise stated Sources and Uses Capitalization SOURCES USES SHARE PRICE $10.00 1 4 DCRC Cash In Trust $350 Rollover Equity $1,240 Pro Forma Shares Outstanding 184.3 1 PIPE Proceeds 165 Cash to Balance Sheet 595 Equity Value $1,843 Rollover Equity 1,240 Deal Expenses 40 Less: Pro Forma Net Cash (593) 2 Existing Cash and Equivalents 120 Enterprise Value $1,250 Total $1,875 Total $1,875 3,4 Pro Forma Ownership 1 DCRC Commentary Existing Solid Power Public Stockholders Shareholders 19% 67% § $350 million DCRC cash in trust + $165 million PIPE § $1.2 billion pro-forma enterprise value Founder Shares ⎼ Implied 0.7x 2028E Revenue and 2.6x 2028E EBITDA 5% § Strong balance sheet with an estimated $595 million cash upon closing of the 1 transaction PIPE Investors 5 ⎼ Fully-funded business through vehicle SOP (2026E) 9% 1. Assumes no redemption by DCRC’s public stockholders. 2. As June 30, 2021. 3. As of September 30, 2021. Comprised of 124.0 million shares owned by Solid Power Historical Rollover Stockholders (including converted Series A-1 Preferred and Series B Preferred shares), 16.5 million PIPE shares, 35.0 million DCRC shares outstanding and 8.8 million Founder Shares. DCRC shares outstanding subject to exercise of redemption rights in connection with DCRC shareholder vote. 4. Excludes public and private warrants of DCRC and unvested options of Solid Power. 5. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 64

Summary Projected Financials US$ in millions, unless otherwise stated 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E ~800k vehicles annually (assumes 100kWh pack) VOLUMES § ~10% market share of BMW and 3RD PARTY MANUFACTURING (GWH) 0.1 0.4 6 50 80 Ford’s 7.8mm vehicle sales ELECTROLYTE MATERIAL (TONNES) 50 200 3,000 25,000 40,000 § <1% aggregate share of 2023 3 90+mm vehicle TAM INCOME STATEMENT CELL REVENUE $0 $1 $2 $0 $1 $20 $170 $272 Commentary ELECTROLYTE REVENUE 0 1 1 8 30 105 875 1,400 OTHER REVENUE 2 1 1 2 2 7 2 2§ Fully-funded business plan 4 through vehicle SOP (2026E) TOTAL REVENUE $2 $3 $4 $10 $33 $132 $1,047 $1,674 § Solid Power to manufacture % GROWTH 54% 46% 127% 239% 297% 691% 60% electrolyte materials and license cell designs and manufacturing IP to Tier-1 cell manufacturers TOTAL GROSS PROFIT ($0) ($1) ($0) $7 $27 $48 $373 $596 for actual cell production GROSS MARGIN % NM NM NM 76% 81% 36% 36% 36% § Production volumes based upon preliminary feedback from partners 1 EBITDA ($21) ($39) ($40) ($32) ($6) $14 $302 $480 § High margins and relatively EBITDA MARGIN % NM NM NM NM NM 10% 29% 29% modest near-term negative free cash flow profile reflect Solid Power’s unique technology and CAPEX ($19) ($36) ($35) ($40) ($100) ($70) ($70) ($50) capital-light model 2 FREE CASH FLOW ($37) ($73) ($72) ($69) ($102) ($56) $209 $317 1. Operating income (loss) plus depreciation. 2. EBITDA less increase in net working capital, capital expenditures, and income taxes. 3. International Organization of Motor Vehicle Manufacturers. Based on 2019 global vehicle 65 65 prediction, includes cars and commercial vehicles. 4. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 65Summary Projected Financials US$ in millions, unless otherwise stated 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E ~800k vehicles annually (assumes 100kWh pack) VOLUMES § ~10% market share of BMW and 3RD PARTY MANUFACTURING (GWH) 0.1 0.4 6 50 80 Ford’s 7.8mm vehicle sales ELECTROLYTE MATERIAL (TONNES) 50 200 3,000 25,000 40,000 § <1% aggregate share of 2023 3 90+mm vehicle TAM INCOME STATEMENT CELL REVENUE $0 $1 $2 $0 $1 $20 $170 $272 Commentary ELECTROLYTE REVENUE 0 1 1 8 30 105 875 1,400 OTHER REVENUE 2 1 1 2 2 7 2 2§ Fully-funded business plan 4 through vehicle SOP (2026E) TOTAL REVENUE $2 $3 $4 $10 $33 $132 $1,047 $1,674 § Solid Power to manufacture % GROWTH 54% 46% 127% 239% 297% 691% 60% electrolyte materials and license cell designs and manufacturing IP to Tier-1 cell manufacturers TOTAL GROSS PROFIT ($0) ($1) ($0) $7 $27 $48 $373 $596 for actual cell production GROSS MARGIN % NM NM NM 76% 81% 36% 36% 36% § Production volumes based upon preliminary feedback from partners 1 EBITDA ($21) ($39) ($40) ($32) ($6) $14 $302 $480 § High margins and relatively EBITDA MARGIN % NM NM NM NM NM 10% 29% 29% modest near-term negative free cash flow profile reflect Solid Power’s unique technology and CAPEX ($19) ($36) ($35) ($40) ($100) ($70) ($70) ($50) capital-light model 2 FREE CASH FLOW ($37) ($73) ($72) ($69) ($102) ($56) $209 $317 1. Operating income (loss) plus depreciation. 2. EBITDA less increase in net working capital, capital expenditures, and income taxes. 3. International Organization of Motor Vehicle Manufacturers. Based on 2019 global vehicle 65 65 prediction, includes cars and commercial vehicles. 4. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 65

Compelling Investment Story Foundational Strength Industry-Leading Innovation Significant First-Mover Advantage Superior Performance Only All-Solid-State Investment Opportunity Addresses Key Challenges Presented by Traditional Lithium-Ion Batteries Long-Standing OEM Partnerships Meaningful Safety Improvements Ford, BMW Partnerships Validate Development Compared to Legacy and Emerging Designs 1 Fully-Funded Business Plan Significant Cost Advantages Through Vehicle SOP (2026E) Simplified Manufacturing Process Pack-Level Savings Strong Visibility Technological Advantages Clear Path to Revenue, Profitability Near and Long-Term IP Moats and Positive Cash Flow The only pure play all-solid-state battery public investment opportunity 1. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 66 66Compelling Investment Story Foundational Strength Industry-Leading Innovation Significant First-Mover Advantage Superior Performance Only All-Solid-State Investment Opportunity Addresses Key Challenges Presented by Traditional Lithium-Ion Batteries Long-Standing OEM Partnerships Meaningful Safety Improvements Ford, BMW Partnerships Validate Development Compared to Legacy and Emerging Designs 1 Fully-Funded Business Plan Significant Cost Advantages Through Vehicle SOP (2026E) Simplified Manufacturing Process Pack-Level Savings Strong Visibility Technological Advantages Clear Path to Revenue, Profitability Near and Long-Term IP Moats and Positive Cash Flow The only pure play all-solid-state battery public investment opportunity 1. Assumes no redemption by DCRC’s public stockholders. Based on current financial projections. 66 66

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Thank You 68